Filed by: Westar Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: [    ]

Date: July 10, 2017

Westar Energy and Great Plains Energy announce merger of equals

Good morning.

About a year ago, we shared plans for Great Plains Energy to acquire Westar Energy. Many of you put in countless hours working to integrate our two companies. Thank you for your hard work. Today I’m pleased to share that we’ve reached a new agreement that will put your good work to use.

Yesterday, the boards of Westar Energy and Great Plains Energy unanimously approved a revised agreement that involves a merger of our two companies rather than an acquisition of Westar. The transaction is a merger of equals. A merger of equals means neither company is acquiring the other, but rather, our shareholders will simply exchange their stock for shares in the new combined company—with no transaction debt, no premium and no exchange of cash. While the agreement must be approved by shareholders of both companies, as well as by our regulatory agencies, it allows us to capitalize on the savings and efficiencies unique to combining these two companies while addressing the regulator’s concerns raised about our initial merger proposal.

As part of the merger of equals, both the executive team and the board of directors of the new company will be a combination of former Westar and Great Plains representatives. I will serve as the non-executive chairman of the board of directors and Terry Bassham will become president and CEO of the new company. We’ve created a very strong leadership team to help guide us as we move forward. Click here to view the new executive leadership organizational chart.

At 12:30 today, Terry Bassham and I will host a Westar all-employee meeting to provide additional information and answer your questions. Click here for meeting details.

Just like last year, we don’t yet have answers to all the questions you have. Click here to see an FAQ that answers what we know now. We’ll share more information as it becomes available in the coming weeks. In the meantime, send your questions to CorpComm@westarenergy.com because many of your colleagues probably have the same questions. We’ll compile answers as we have more clarity about the process to come, but remember last year when we announced the first deal, we didn’t have many answers at the beginning either, so it may take a while to respond because we just don’t know yet.

As I mentioned, our integration work remains valuable and we’ll rely on it. The passing of time and change in circumstances mean we’ll have to revisit some of it. Again, we’ll share more as detailed plans are developed.

I know the uncertainty has been frustrating. Yet, you’ve continued to do a tremendous job working safely, moving projects forward and keeping the lights on for our customers. Thank you for your focus and dedication to serving each other and our customers.

Mark Ruelle

Westar Energy

President & CEO

Agreement details

Click here to see the full news release that was sent this morning, which outlines many of the agreement details. Note that we’ll be hosting an 8 a.m. investor call today (a replay will be available on our website), followed by a news conference at 10:30 a.m. in the Westar pocket park in front of the Topeka GO.

Here are the news release highlights:

•	Employee and community commitments

•	There will be no layoffs as a result of the transaction.

•	We’ll maintain at least 500 employees at our downtown Topeka headquarters, and we’ll make that commitment for at least five years, even as we become more efficient and share those efficiencies with our customers.

•	What does that mean? It means just as today, this headquarters will continue to employ hundreds of professionals — high-paying jobs, including engineers, accountants, lawyers — and yes, corporate executives. (Terry will split his time between Topeka and Kansas City, when he’s not on the road anywhere else in Kansas and Missouri.)

•	Frankly, neither company has room enough for the other’s people, so it only makes sense. Similarly, we’ll continue to maintain all our Wichita operations, including completion of the new $20 million Wichita operations center that is currently under construction.

•	What else does this mean? It means we will be recruiting jobs to Topeka, too, as the baby boomers continue to move on.

•	We’ll maintain our current levels of charitable giving and community involvement.

•	Leadership

•	Both the executive team and the board of directors of the new company will be a combination of former Westar and Great Plains representatives.

•	Mark Ruelle will serve as the non-executive chairman of the board of directors.

•	Terry Bassham will become president and CEO of the combined company.

•	The board will consist of an equal number of directors nominated from each company, including Terry and Mark. The lead independent director will be Charles Q. Chandler, IV, currently Westar’s independent board chairman.

•	Customer benefits

•	So confident are we in the efficiencies this will create that at closing, we’ll provide immediate bill credits to our customers of at least $50 million—total across all Westar and KCP&L customers—before we have actually realized any savings for the company.

•	Expected to generate $40 million of net merger savings in 2018 and growing thereafter. Increases efficiency to better manage costs, which means fewer price increases.

•	No premium means no acquisition debt—and noconcerns that sometimes go with debt.

•	Combines contiguous service areas and resources to promote outstanding customer service.

•	Long-term strength of our company and benefits for shareholders

•	Westar shareholders will no longer get $60 immediately, as they would have under our previous agreement, but they will have an approximate 15% higher dividend and a better opportunity to grow their investment.

•	There will be no transaction debt; the companies’ credit ratings will remain strong, as they are today.

•	The transaction creates an organization of size that can better deal with challenges facing our industry of increasing costs in the face of flat to shrinking demand.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH

ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains Energy and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains Energy and Westar Energy believe that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains Energy and Westar Energy are engaged. This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Executive Officer Team

Board of Directors
President & CEO
T. BASSHAM
EVP - Chief Operating Officer
K. BRYANT
VP-Distribution Operations
B. AKIN
VP Generation Operations
D. ANSTAETT
VP-Customer Operations
J. BEASLEY
VP – Generation Services
J. BRIDSON
VP Trans. Ops and T&D Svcs.
K. NOBLET
EVP Strategy and Chief Administrative Officer
G. GREENWOOD
VP-Regulatory Affairs
D. IVES
VP-Supply Chain
M. JENKS
VP - Chief Information Officer
C. KING
VP – Information Technology
D. GRUNST
EVP - Chief Financial Officer
T. SOMMA
VP-Risk Mgmt & Controller
S. BUSSER
VP-Corp Planning, IR, & Treasurer
L. WRIGHT
SVP - Chief People Officer
J. BANNING
SVP – Marketing & Public Affairs and Chief Customer Officer
C. CAISLEY
VP- Customer & Community Operations
J. MARTIN
SVP - General Counsel, Corporate Secretary
H. HUMPHREY
VP - Chief Compliance Officer
E. FAIRCHILD

President & CEO T.BASSHAM EVP-Chief Financial Officer T. SOMMA VP-CorpPlanning, IR, &Treasurer L.WRIGHT VP-Risk Mgmt& Controller S.BUSSER M.JENKS EVP-Chief OperatingOfficer K. BRYANT VP-Customer Operations J. BEASLEY VPTrans. Ops and T&DSvcs. K. NOBLET VP-Distribution Operations B. AKIN VP–Generation Services J. BRIDSON SVP–Marketing & Public Affairs andChief Customer Officer C.CAISLEY VP Generation Operations D. ANSTAETT VP-Customer & Community Operations J.MARTIN VP-Chief ComplianceOfficer E.FAIRCHILD SVP-General Counsel, CorporateSecretary H. HUMPHREY VP-Regulatory Affairs D.IVES SVP-Chief People Officer J.BANNING VP-Supply Chain VP-Chief InformationOfficer C.KING EVP Strategy and Chief Administrative Officer G. GREENWOOD Executive Officer Team VP–Information Technology D. GRUNST Board of Directors •The Board of Directors will be comprised equally of Westar Energy and Great Plains Energy board members.•Both Mark Ruelle and Terry Bassham will be members of the Board of Directors.•Mark Ruelle will serve as the non-executive Chairman of the Board.•Charles Q. Chandler IV, currently the chairman of Westar Energy’s Board, will be the lead independent director.

Westar Energy and Great Plains Energy announce merger of equals

Employee FAQ

7.10.17

For internal use

Overview

Q: What is better about this deal as opposed to us remaining a standalone company?

A: While our business remains strong, we can’t ignore that as a standalone company, we’re on the smaller end of investor-owned utilities in the United States. As costs to operate our business continue to increase and demand continues to remain flat – or even decline – this puts upward pressure on our rates and downward pressures on our investor returns. During the past 10 years, our rates have more than doubled. While we used to be one of the lowest cost energy providers in the U.S., now our rates are at the national average. We cannot continue to simply raise customer rates as our costs increase.

As a larger company, we will be better able to deal with flat to declining sales. Operational savings can help us earn our allowed returns for shareholders while maintaining service quality and not relying exclusively on rate increases. A merger of equals allows us to unlock all the operational savings and efficiencies while maintaining a strong balance sheet and credit profile because we do not have to issue debt to put the two companies together.

Financials and Terms of Agreement

Q: What is a merger of equals?

A: As we have structured it, the transaction has the following characteristics:

•	Neither company pays a premium to the other;

•	Neither company is taking over the other; we are simply combining;

•	There is no new financing raised; no debt involved; as the merger is accomplished by simply exchanging each company’s shares for shares in the new company;

•	Board governance is shared equally;

•	Leadership and executive management is shared with key leaders coming from both companies; and

•	The new company will have a new, shared identity, with the name yet to be determined.

Q: Why is this called a merger of equals when Westar would own greater than 50 percent?

A: That simply has to do with the relative size differences. While we are about the same size, are not perfectly symmetrical. Because Westar has a slightly larger value, Westar shareholders will own about 52.5 percent of the new company. In most every other aspect, we have tried to split things down the middle, as best we could, as evidenced by:

•	Equal representation from Westar and Great Plains Energy on the Board of Directors;

•	Mark Ruelle will be the chairman of the board of the new company and Terry Bassham will be the President/CEO;

•	The new combined company will have a new, neutral name;

•	The executive management will be made up of officers from both companies;

•	Kansas City, Missouri, will be the corporate headquarters of the new company, while Topeka, Kansas, and Kansas City, Missouri, will both serve as operating headquarters; and

•	This transaction will use much of the integration work that teams completed during the past year, adjusted for the different timing and more input from the new executive team.

Q: What does “non-executive chairman of the board” mean? Will Mark be involved in day-to-day operations as an executive?

A: No. As non-executive chairman, Mark will be a member of the board and lead the board of directors, but will no longer be an employee of the company. His focus will be on bringing the two boards into one, just as the two companies need to become one for us to be successful.

Q: What is the difference between the chairman of the board and a lead director? How do they interact?

A: A chairman of the board leads the board of directors. If that chairman is not sufficiently independent from executive management, the board will also have a lead independent director to lead board meetings that only involve independent directors. Since Mark will have recently been the CEO of Westar, he won‘t be considered independent.

Q: When we announced the transaction in May 2016, our stock rose considerably in value. What do we expect our stock to do with this transaction?

A: It’s hard to tell. While we think the value in this transaction may approach the value of the earlier deal, that value won’t come all at the close, but over time. Over time that also means we are exposed to whatever effects change the value (up or down) for utilities generally, like changes in interest rates or what’s happening in the economy. We surmise that some of our shareholders might have been hoping for another premium deal. If they were, they are likely to be disappointed, and maybe sell out of their shares, which near term would put downward pressure on our price. Hopefully other longer-term shareholders see the huge value in the higher dividend and better prospects for long-term earnings growth, and help counteract any negative sentiments. But in the end, nobody can predict the stock market. We have entered into this agreement because we are confident it has excellent value for shareholders, consistent with all the other things we care about—customers, employees and our communities.

Q: Is there still a break-up fee? What are those terms?

A: Yes. There are different fees for different circumstances. If Great Plains shareholders were to vote no, the company would owe a fee of $80 million to Westar. If either Westar or Great Plains were to break the agreement and accept an unsolicited offer from another company, that party would owe the other party $190 million. If the transaction fails to close for other reasons (e.g., failure to obtain regulatory approval), Great Plains would still owe Westar a breakup fee of $190 million. The latter fee has been reduced from $380 million in the prior agreement. That was one of the compromises we made in striking this new deal.

Staffing

Q: How does this impact all the union contracts and employees?

A: Just as in the prior transaction, all union agreements remain in effect.

Q: The agreement specifies keeping at least 500 jobs at the Topeka headquarters. What about Wichita?

A: We maintain the same commitment regarding our Wichita contact center. Our new service center building remains on track and will be ready for occupancy soon. We are pleased to also announce the creation of new walk-in customer service centers in Topeka and Wichita.

Q: How should we approach current projects/hiring during the next 300-day clock? Are things on hold until the merger is complete?

A: First, given all the work and vetting that’s already been done, we are hopeful that it will not take the full 300 days to get approval for this new transaction. We are actively working with regulatory staff, CURB, Office of Public Counsel (OPC) in Missouri, and all the intervenors to streamline and make as efficient as possible the approval process. But it could take as long as 300 days. We are handling hiring the same way we did for the first transaction: If there is a critical position that you believe needs to be refilled immediately, and we cannot assure good service and safety in other ways, you will need to work with your supervisor to determine the best approach and get authorization from your area’s officer. Both companies are keeping open as many vacant positions as possible. That’s what allows us to commit to no layoffs as a result of the merger. However, each company’s organizational needs are different, so the types of positions each company chooses to fill or keep open may be different.

Q.: Will there be any involuntary layoffs or involuntary severance as a result of the merger?

A. No. There will be no layoffs as a result of the transaction.

Q. What about involuntary severances at the end of any service by transitional employment?

A. This agreement has no transitional employees, unless the company and the employee agree on a transitional role. Employees who were previously offered transitional roles will be offered regular positions within the new company.

Q: Do the organizational charts that were already created and approved stand, or are we/can we renegotiate roles/titles/etc.?

A: Some of the executive leadership positions have changed. In addition, there will be some other adjustments throughout the organization, if for no other reason, the passage of time. The expected close of this new transaction may be close to a year later than we earlier expected. We’ll revisit a few things, but, for the most part, the organization will be similar to the planning for the first transaction.

Q: If changes are allowed/required, what is the process and timeline for doing so?

A: Most of the organizational charts and integration planning will remain the same. The leadership team will determine where changes make the most sense and will roll out those changes in the coming months. Nothing is more important than getting people in the right places. Last time it took a long time. We won’t rush it this time, either, as we bring even more perspective to the organization.

Q: Can employees now seek different positions since it is a merger and not an acquisition?

A: For the most part, employees of both KCP&L and Westar will have the positions that they were offered as part of the first transaction. In some circumstances, employees will be offered new or different positions this time. In those cases, employees will be approached by leadership in their departments during the next few of months to discuss the new opportunity and their interests. However, we will not be reopening the org charts or placement process as if we were starting from scratch, as we did the last time.

Q: If I took a position in the prior offer process, and now would rather sever, do I have that option?

A: The new executive leadership team will evaluate the previous voluntary severance plans and determine how to approach this under the terms of the new agreement. Watch for more information coming soon.

Q: If I elected to sever in the prior offer process and now would rather stay with the new company, do I have that option? If so, whom do I tell I’m open to an offer of a position?

A: The new executive leadership team will evaluate the previous voluntary severance plans and determine how to approach this under the terms of the new agreement. Watch for more information coming soon.

Q: If my supervisor in the new organization was going to be different than my current supervisor, to whom do I go when I have questions?

A: Your current supervisor is still your supervisor and will remain so until the new transaction closes.

Integration

Q: When will integration begin again? Where do we start?

A: We will continue the integration process much in the same way as we were before. We are just a lot further along than we were the first time we announced a transaction. Watch for further direction from the integration team leads in the coming weeks.

Q: The efficiencies previously identified were part of a completely different deal and are now almost a year old. Are they still valid?

A: For the most part, yes. However, we have had to adjust the timing to reflect timing of expected closing for this revised agreement. We’ve also removed from classifying as “merger savings” savings of KCP&L’s already discussed power plant retirements. We have also found a few more opportunities. Another difference is the commitment of no layoffs, we have now not assumed that all transitional employees will leave the company. All things considered, they are pretty close, but not exactly the same.

Regulatory

Q: Why are we confident the KCC will approve this deal?

A: We were disappointed when the KCC rejected the first deal. But they were very specific about their objections. Accordingly, we have structured this transaction to address each of those objections, head on, and are confident it will meet the KCC’s merger standards. Importantly, in this transaction there is no debt and no premium, so it introduces no questions about capital structure and its effect on credit quality and ratemaking.

We have addressed the following key areas of the merger standards:

•	The financial condition of the new combined company will be stronger than either company would have been on a standalone basis;

•	This transaction is completed through the stock of both Great Plains Energy and Westar being merged into one new company, so no debt is needed as part of this transaction;

•	Customers will receive up-front rate credits of at least $50 million as demonstrated benefits to customers;

•	We will have no layoffs as a result of the transaction (this includes Westar and KCP&L employees);

•	We will maintain at least 500 jobs at our downtown Topeka headquarters for at least five years; and

•	We can provide detailed quantifiable efficiencies of $35-45 million in 2018, growing to $140-170 million a year by 2021 and beyond.

Q: What is the process and timeline for receiving all necessary approvals for this deal?

A: The process will be similar to the first transaction, except this time we are immediately filing for approval in Missouri. We are already actively engaged with parties in Kansas to proactively address the concerns they articulated in the first transaction. We expect all approvals in the first half of 2018. If all goes well, we could have approval for the merger as early as the first quarter. We’ll know more once we file our applications and get initial feedback from intervening parties.

Branding

Q: What will the new company be called? Since the new company will be a holding company and the Westar Energy utility and the KCP&L utility will be subsidiaries within the holding company, will all three be renamed?

A: We have not yet made that decision We will pick back up with the work we already were doing together to identify a new, neutral name for our new company. That will be one of the first important joint assignments for us. By the time the deal is approved, we expect our new company name will be in place, replacing both the Westar Energy and Great Plains Energy names.

Q: What is the timeline for rebranding?

A: The new, neutral holding company name must be determined and implemented prior to closing the transaction because as a publicly-traded company, we need a name by which shares trade Day One. The timing for a new operating company brand name has not been determined yet. We could identify and implement it at the same time as the holding company name, or it might make sense to wait if it would mean a smoother transition.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains Energy and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains Energy and Westar Energy believe that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains Energy and Westar Energy are engaged. This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

NEWS RELEASE

For Immediate Release

GREAT PLAINS ENERGY AND WESTAR ENERGY ANNOUNCE AMENDED AGREEMENT, AGREE TO A NO-PREMIUM MERGER OF EQUALS TO FORM LEADING ELECTRIC UTILITY

Complementary Service Territories, Combined Operating Expertise Create a Larger, More Diversified, Clean Energy Leader and Financially Stronger Company Better Equipped to Serve Customers and Support the Economic Interests of Kansas and Missouri

Combined Company Will Have Strong Credit Profile and Balance Sheet with No Acquisition Debt

Provides Quantifiable and Demonstrable Benefits for Customers Including a Minimum of $50 Million in Upfront Customer Rate Credits

Maintains Employee, Community, Jobs and Charitable Commitments

Transaction Expects to Provide Enhanced Earnings and Dividend Growth for Shareholders; Expected to be Earnings Accretive for Both Companies in the First Year

KANSAS CITY, Mo. and TOPEKA, Kan. – July 10, 2017 – Westar Energy, Inc. (NYSE: WR) and Great Plains Energy Incorporated (NYSE: GXP) today announced that both companies’ boards of directors have unanimously approved a revised transaction that involves no premium paid or received with respect to either company, no transaction debt, no exchange of cash, and is a stock-for-stock merger of equals, creating a company with a combined equity value of approximately $14 billion. The new, combined company will provide electric utility service to approximately one million Kansas customers and nearly 600,000 customers in Missouri. The combined company will have a new name, yet to be established.

“The logic of combining these two companies is compelling. We are confident we have addressed the regulatory concerns with our originally-proposed transaction. We appreciate the Commission welcoming a different way to combine these two companies, preserving the unique value available only through this particular business combination,” said Mark Ruelle, president and chief executive officer of Westar Energy. “This merger creates a stronger company for our customers and a much more valuable company for shareholders, with no additional acquisition debt, along with sustaining commitments to Topeka and Kansas. It is a win-win. For our shareholders, it means a large increase in their dividend. We also expect significant earnings accretion and a larger and stronger earnings growth platform than we could achieve on our own. The company and its utilities will continue to have strong investment grade credit ratings.”

Westar Energy and Great Plains Energy will merge to form a new holding company, which will operate regulated electric utilities in Kansas and Missouri. Operating headquarters will be in both Topeka, Kansas, and Kansas City, Missouri. Corporate headquarters will be in Kansas City, Missouri.

“We are pleased to announce a revised agreement with Westar Energy that we believe directly addresses regulatory concerns with our originally-proposed transaction, while increasing the long-term value and upside opportunity for our shareholders, customers, communities and employees,” said Terry Bassham, chairman, president and chief executive officer of Great Plains Energy. “We power our communities – by generating energy, but also with the jobs we support, the value we create for shareholders, and the community support we provide. Combining Great Plains Energy and Westar Energy into one stronger, more diversified regulated utility has compelling strategic, operational and financial benefits. Together, we expect to deliver significantly more value to our shareholders than we can alone.”

Key Terms of the Amended Merger Agreement

Under the terms of the agreement, Westar Energy shareholders will exchange each share of Westar Energy common stock for a share in the new holding company. Great Plains Energy shareholders will receive .5981 shares of common stock in the new holding company for each Great Plains Energy share. The transaction has a total equity value of approximately $14 billion. It is structured to permit a tax-free exchange of shares. No transaction debt will be incurred. The exchange ratio reflects the agreed-upon ownership split between the two companies. Following completion of the merger, Westar Energy shareholders will own approximately 52.5 percent and Great Plains Energy shareholders will own approximately 47.5 percent of the combined company. The agreement provides that, upon closing, the new holding company expects to set its initial common dividend at a level which maintains the current dividend for Great Plains Energy shareholders. This will result in approximately a 15 percent dividend increase for Westar Energy shareholders.

In connection with the agreement, Great Plains Energy will redeem all of the previously issued debt and convertible preferred stock it issued in contemplation of the previous plan to acquire Westar Energy. Due to the revised nature of this transaction, Great Plains Energy and the Ontario Municipal Employees Retirement System (OMERS) have agreed to terminate their preferred convertible equity commitment. After these financial transactions are completed, the companies anticipate that Great Plains Energy will have not less than $1.25 billion in cash on its balance sheet. After the closing of the merger, the combined company anticipates repurchasing common stock to return excess cash to shareholders and maintain a balanced consolidated capital structure.

Leadership

Upon closing, Ruelle will become the non-executive chairman of the new company board. Bassham will serve as president and chief executive officer of the new company and will also serve as a member of the board of directors. Senior management roles will be shared by executives from both companies. Among these are: Westar’s current senior vice president and chief financial officer (CFO), Tony Somma, will become executive vice president and CFO. Kevin Bryant, current Great Plains Energy senior vice president of finance and strategy and CFO will become executive vice president and chief operating officer. Greg Greenwood, Westar’s senior vice president of strategy, including regulatory affairs, will become the new company’s executive vice president of strategy and chief administrative officer, responsible for regulatory affairs and merger savings, among other responsibilities.

The board of directors will consist of an equal number of directors nominated from each company, including Bassham from the Great Plains Energy board and Ruelle from the Westar Energy board. The lead independent director will be Charles Q. Chandler, IV, currently Westar Energy’s independent chairman of the board.

Financial and Strategic Benefits

•	Accretion in the first year after closing and thereafter: Great Plains Energy and Westar Energy expect the merger to be accretive to their respective standalone earnings per share in the first year after closing and accretive thereafter.

•	A stronger platform for dividend growth: Upon closing, Westar Energy shareholders will see an immediate dividend uplift of approximately 15 percent and Great Plains Energy’s current dividend will be maintained. The companies expect dividend growth in line with earnings and a pro forma payout ratio of 60-70 percent.

•	Attractive, balanced total return for shareholders: The merger will position the combined company to deliver top quartile total shareholder returns with the company targeting compounded annual earnings per share growth of 6-8 percent from 2016-2021. Significant efficiencies available by combining utility operations should allow both quantifiable benefits for customers and afford the utilities a better opportunity to earn their allowed returns without having to resort only to rate increases. The combined company expects to have a strong balance sheet and improved free cash flows, thereby creating a robust business platform to pursue new sustainable growth opportunities including investments in additional renewables and transmission assets. In addition, the combined company anticipates implementing a share repurchase program after closing to rebalance the company’s capital structure and effectively deploy cash.

•	Improved credit profile: With no transaction debt, the companies expect that the combined company will have a strong balance sheet and long-term credit metrics that support an improving investment grade rating. Post close, the combined company and its regulated utilities expect to maintain a financial profile consistent with strong investment grade ratings of high BBB/Baa to A.

•	Increased scale and more diverse, sustainable generation portfolio: Once the transaction is complete, the combined company will have nearly 1.6 million customers in Kansas and Missouri, nearly 13,000 megawatts of generation capacity, almost 10,000 miles of transmission lines and more than 51,000 miles of distribution lines. In addition, the company will have one of the largest wind generation portfolios in the country, representing nearly one third of its retail sales. Including nuclear output, nearly half of the utility’s retail sales can be produced with zero emissions.

Customer and Community Benefits

•	Significant cost savings, operating efficiencies and proactive cost management: More than a year of integration planning has identified significant operating efficiencies and cost savings. Complementary and contiguous service territories, shared generation assets and expanded footprint are expected to create cost savings and net operating efficiencies of about $35-45 million in 2018, growing to $140-170 million by 2021 and beyond.

•	An immediate rate credit for customers: The company will provide a minimum of $50 million in total rate credits for all customers upon the closing of the transaction. The credit, which exceeds the expected net savings in 2018, will be given to customers as a one-time reduction. It is an immediate up-front benefit to customers, reflecting confidence in future operating efficiencies and cost savings the company expects to achieve over time by combining operations. Thereafter, cost savings resulting from the merger efficiencies will benefit customers through the normal regulatory process, which also will allow the combined company a better opportunity to earn its authorized return without relying solely on rate increases.

•	Commitment to maintaining strong customer service: This transaction will create opportunities for the companies to leverage their combined resources and stronger balance sheet to maintain already strong customer service levels. In addition, the companies will share best practices for customer service and reliability across the combined customer bases.

•	Commitment to jobs and the community: The combined company has committed that there will be no layoffs as a result of the transaction. Any employee reductions related to the merger will be accomplished through attrition and normal retirements from both Great Plains Energy and Westar Energy. Following close, the company will maintain a strong workforce across its operations. This includes maintaining Westar Energy’s customer contact center in Wichita, establishing new walk-in customer service centers in Wichita and Topeka and maintaining operating headquarters in both Kansas City, Missouri, and Topeka, Kansas. Corporate headquarters will remain in Kansas City, Missouri. The company will maintain at least 500 employees in its downtown Topeka headquarters for at least five years after the merger. Given vacancies and natural attrition, the company expects to continue to recruit employees to Topeka to fill jobs. The company will continue to invest corporate resources and employee volunteer hours in its communities while maintaining current levels of charitable giving.

Timing and Approvals

With the Kansas Corporation Commission’s (KCC) encouragement in its order, the companies continue to work with Kansas regulatory staff and the other parties. They will continue working directly with regulatory staff in both Kansas and Missouri as well as other parties to gain necessary approvals as expeditiously as possible. The transaction is expected to close in the first half of 2018, subject to the satisfaction of customary closing conditions, including approval by Great Plains Energy’s shareholders and Westar Energy’s shareholders and the receipt of regulatory approvals, including the Federal Energy Regulatory Commission, the Missouri Public Service Commission, the KCC, the Nuclear Regulatory Commission and clearance under the Hart-Scott-Rodino Act.

Advisors

Goldman Sachs & Co. LLC is serving as lead financial advisor to Great Plains Energy. Barclays and Lazard are also serving as financial advisors to Great Plains Energy. Bracewell LLP is serving as legal advisor to Great Plains Energy.

Guggenheim Securities, LLC is serving as exclusive financial advisor and Baker Botts L.L.P. is serving as legal advisor to Westar Energy.

Analyst Conference Call/Webcast

Great Plains Energy and Westar Energy will host a conference call today at 9:00 a.m. ET / 8:00 a.m. CT to discuss this announcement.

A live audio webcast of the conference call and presentation slides will be available on the investor relations pages of Great Plains Energy’s website at www.greatplainsenergy.com and Westar Energy’s website at www.WestarEnergy.com. The webcast will be accessible only in a “listen-only” mode.

The conference call may be accessed by dialing 888-353-7071 (U.S./Canada) or 724-498-4416 (international) five to ten minutes prior to the scheduled start time. The passcode is 52084743.

A replay and transcript of the call will be available on July 10, 2017, by accessing the investor relations sections of the companies’ websites. A telephonic replay of the conference call will also be available on July 10, 2017, through July 17, 2017, by dialing 855-859-2056 (U.S./Canada) or 404-537-3406 (international). The passcode is 52084743.

About Great Plains Energy

Headquartered in Kansas City, Mo., Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company, two of the leading regulated providers of electricity in the Midwest. Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company use KCP&L as a brand name. More information about the companies is available on the Internet at: www.greatplainsenergy.com or www.kcpl.com.

About Westar Energy

As Kansas’ largest electric utility, Westar Energy, Inc. (NYSE:WR) provides customers the safe, reliable electricity needed to power their businesses and homes. Half the electricity supplied to the company’s 700,000 customers comes from emissions-free sources – nuclear, wind and solar - with a third coming from renewables. Westar is a leader in electric transmission in Kansas, coordinating a network of lines and substations that support one of the largest consolidations of wind energy in the nation. For more information about Westar Energy, visit www.WestarEnergy.com.

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy debt and convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

Contacts

Great Plains Energy	Westar Energy
Investors:	Investors:
Calvin Girard	Cody VandeVelde
Senior Manager, Investor Relations	Director, Investor Relations
(816) 654-1777	(785) 575-8227
calvin.girard@kcpl.com	Cody.VandeVelde@westarenergy.com

Media:	Media:
Courtney Hughley	Gina Penzig
Senior Manager, Corporate Communications	Media Relations Manager
(816) 556-2414	(785) 575-8089
Courtney.Hughley@kcpl.com	Gina.Penzig@westarenergy.com
Media line: (816) 392-9455	Media line: 888-613-0003

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